

October 23, 2014

<u>Via E-mail</u>
Edward M. Fitzgerald
Executive Vice President/Chief Financial Officer
ARIAD Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, MA 02139

> **Re: ARIAD Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-36172**

Dear Mr. Fitzgerald:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>19. Litigation, page 108</u>

1. You state that "At this time, no assessment can be made as to the likely outcome of these lawsuits or whether the outcome will be material to the Company." We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Vanessa Robertson at (202) 551-3649 or Dana Hartz at (202) 551-3648 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant